
永亨銀行
WING HANG BANK, LTD.

03 AUG 29 AM 7:21

BY REGISTERED MAIL

15th August, 2003

EXEMPTION FILE #12g3-2(b)


03029625

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

Re: Wing Hang Bank, Ltd. (Ref.: 82-3629)
Information Exemption File #12g3-2(b)

On behalf of Wing Hang Bank, Limited, a company incorporated in Hong Kong, I am furnishing herewith the below listed document pursuant to Rules 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

- Result Announcements on 4th July, 2003, 8th July, 2003, 4th August, 2003 and 15th August, 2003

Yours very truly,
WING HANG BANK, LTD.

Louis C W Ho
Director and Secretary

Encl.

PROCESSED
SEP 04 2003
THOMSON
FINANCIAL

FF1082 10000012

EXEMPTION FILE
#12g3-2(b)



WING HANG BANK, LIMITED

ANNOUNCEMENT OF 2003 INTERIM RESULTS

INTERIM RESULTS

The Directors of Wing Hang Bank, Limited announce that the unaudited results of the Group for the six months ended 30th June, 2003 are as follows:

(Expressed in thousands of Hong Kong dollars unless otherwise stated in the text)

Unaudited consolidated profit and loss account

	Notes	Six months ended 30th June, 2003	Six months ended 30th June, 2002 (restated)	Change %
Interest income		**1,086,759**	1,122,272	
Interest expense		**(346,132)**	(390,087)	
Net interest income		**740,627**	732,185	1.2
Other operating income		**192,348**	181,231	6.1
Operating income		**932,975**	913,416	2.1
Operating expenses	*(a)*	**(298,697)**	(295,612)	1.0
Operating profit before provisions		**634,278**	617,804	2.7
Charge for bad and doubtful debts		**(212,000)**	(220,000)	-3.6
Operating profit		**422,278**	397,804	6.2
(Losses)/gains on revaluation of investment properties and disposal of tangible fixed assets		**(1,202)**	1,387	
Profit on disposal of held-to-maturity and non-trading securities		**30,551**	19,397	
Provision made for held-to-maturity securities		**(10,900)**	–	
Profit on ordinary activities		**440,727**	418,588	5.3
Share of net losses in associated companies		**(3,210)**	(3,511)	
Profit before taxation		**437,517**	415,077	5.4
Taxation	*(b)*	**(67,811)**	(44,952)	
Profit after taxation		**369,706**	370,125	-0.1
Profit attributable to minority interests		**(428)**	(158)	
Profit attributable to the shareholders		**369,278**	369,967	-0.2
Dividends attributable to the period:				
Interim dividend declared		**108,617**	108,580	0.0
Underprovision of final dividend in respect of previous year		**148**	25	
		108,765	108,605	0.1
		HK$	HK$	
Earnings per share				
Basic and diluted	*(c)*	**1.26**	1.26	-0.2
Interim dividend declared per share		**0.37**	0.37	0.0

Unaudited consolidated balance sheet

	30th June, 2003	31st December, 2002 (restated)
ASSETS		
Cash and short-term funds	**10,973,350**	12,363,052
Placements with banks and other financial institutions maturing between one and twelve months	**1,725,520**	852,511
Trade bills less provisions	**470,213**	317,297
Certificates of deposit held	**399,984**	406,370
Trading securities	**401,788**	259,423
Advances to customers and other accounts less provisions	**34,412,866**	34,481,422
Held-to-maturity and non-trading securities	**10,703,603**	7,072,587
Investments in associated companies	**53,714**	56,924
Tangible fixed assets	**1,291,536**	1,308,751
Goodwill	**1,163**	1,454
Total assets	**60,433,737**	57,119,791
LIABILITIES		
Deposits and balances of banks and other financial institutions	**327,351**	422,060
Deposits from customers	**47,550,791**	45,302,367
Certificates of deposit issued	**4,765,827**	4,377,832
Other accounts and provisions	**1,455,044**	658,808
Total liabilities	**54,099,013**	50,761,067
CAPITAL RESOURCES		
Share capital	**293,561**	293,459
Reserves	**6,023,216**	6,044,280
Shareholders' funds	**6,316,777**	6,337,739
Minority interests	**17,947**	20,985
Total liabilities and capital resources	**60,433,737**	57,119,791

Notes:

(a) **Operating expenses**
Operating expenses included depreciation amounting to HK$26,516,000 (2002: HK$24,934,000).

(b) **Taxation**
Taxation in the consolidated profit and loss account represents:

	Six months ended	
	30th June, 2003	30th June, 2002
		(restated)
Provision for Hong Kong profits tax	**55,117**	30,681
Overseas taxation	**13,966**	12,684
Deferred taxation	**(1,272)**	1,587
	67,811	44,952

The provision for Hong Kong profits tax is based on an estimate of the assessable profits for the period at 17.5% (2002: 16.0%). Overseas taxation is provided at the appropriate current rates of taxation ruling in the countries in which the relevant units of the Group operate.

(c) **Earnings per share and diluted earnings per share**
The calculation of earnings per share is based on profit attributable to the shareholders for the six months ended 30th June, 2003 of HK$369,278,000 (2002 (restated): HK$369,967,000) and on the weighted average number of 293,505,016 (2002: 293,445,406) ordinary shares in issue during the period. The calculation of diluted earnings per share is based on profit attributable to the shareholders for the six months ended 30th June, 2003 of HK$369,278,000 (2002 (restated): HK$369,967,000) and on the weighted average number of 293,565,601 (2002: 293,534,685) ordinary shares in issue during the period after adjustment of all dilutive potential shares.

(d) The same accounting policies adopted in the 2002 annual accounts have been applied in the preparation of the interim result except that with effect from 1st January, 2003, the Group adopted the Statement of Standards Accounting Practice 12 (revised) "Income Taxes". In prior years, the accounting standard required that deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonably probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt.

Under the new accounting policy, profits tax for the period comprises current and deferred tax. Deferred tax assets and liabilities arise from deductible and taxable temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the tax bases. Deferred tax assets also arise from unused tax credits. All deferred tax liabilities and all deferred tax assets are recognised, to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, except on the initial recognition of assets or liabilities that affect neither accounting nor taxable profit.

The changes have been applied retrospectively, resulting in prior period adjustments with the opening balance of shareholders' funds as at 1st January, 2002 and 1st January, 2003 decreasing by HK$7,642,000 and HK$18,562,000 respectively. The comparative figure in respect of deferred taxation charged to profit and loss account for the six month ended 30th June, 2002 has been restated by an additional charge of HK$1,587,000.

The interim result has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, and fully complies with the module on "Interim Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority ("HKMA").

Unaudited Supplementary Information

(1) Segment reporting

(a) Business segments

Retail banking activities include acceptance of deposits, residential mortgages, hire purchase and consumer loans.

Corporate banking activities include advance of commercial and industrial loans, trade financing and institutional banking.

Treasury activities include foreign exchange services, management of investment securities and trading activities.

Other business activities include insurance business, stockbroking activities and services for retirement schemes.

Unallocated items mainly comprise the shareholders' funds, investments in premises and property investment and other activities which cannot be reasonably allocated to specific business segments.

	Operating income Six months ended		Profit before taxation Six months ended	
	30th June, 2003	30th June, 2002	**30th June, 2003**	30th June, 2002
Retail banking	**577,265**	585,316	**246,091**	192,508
Corporate banking	**178,575**	197,870	**36,489**	105,385
Treasury	**110,816**	65,171	**115,503**	78,368
Other	**24,198**	21,683	**6,530**	3,338
Unallocated	**62,181**	62,314	**32,904**	35,478
Inter-segment elimination	**(20,060)**	(18,938)	**–**	–
	932,975	913,416	**437,517**	415,077

(b) Geographical segments

The information concerning geographical segments has been classified by the location of the principal operations of the subsidiaries, or in the case of the Bank itself, of the location of the branch responsible for reporting the results or booking the assets.

	Operating income Six months ended		Profit before taxation Six months ended	
	30th June, 2003	30th June, 2002	**30th June, 2003**	30th June, 2002
Hong Kong	**1,035,249**	850,279	**578,420**	378,096
Macau	**118,900**	116,454	**74,431**	71,814
Others	**31,122**	36,559	**4,086**	25,343
Inter-segment elimination	**(252,296)**	(89,876)	**(219,420)**	(60,176)
	932,975	913,416	**437,517**	415,077

(2) Advances and other accounts

	30th June, 2003	31st December, 2002
		(restated)
Advances to customers	**34,141,555**	34,417,300
Advances to banks and other financial institutions	**158,878**	174,828
Specific provisions for bad and doubtful debts	**(278,879)**	(277,032)
General provisions for bad and doubtful debts	**(340,959)**	(348,572)
Accrued interest and other accounts	**732,271**	514,898
	34,412,866	34,481,422

(3) Non-performing loans

The advances net of suspended interest, on which interest is being placed in suspense or on which interest accrual has ceased, the amount of suspended interest and specific provisions made after taking into account the value of collateral in respect of such advances are as follows:

	30th June, 2003	31st December, 2002
Gross non-performing advances to customers	**1,144,583**	922,785
Gross non-performing advances as a percentage of total advances to customers	**3.35%**	2.68%
Amount of collateral held	**785,113**	600,359
Specific provisions	**277,703**	275,977
Suspended interest	**492,999**	476,054

(4) **Advances to customers – by industry sectors**

The information concerning advances to customers by industry sectors has been classified according to the usage of the loan and is stated gross of any provisions.

	30th June, 2003	31st December, 2002	Change
			%
Loans for use in Hong Kong			
Industrial, commercial and financial			
– Property development	**356,018**	441,002	-19.3
– Property investment	**6,229,587**	6,064,948	2.7
– Financial concerns	**554,431**	606,082	-8.5
– Stockbrokers	**141,885**	245,272	-42.2
– Wholesale and retail trade	**713,240**	746,442	-4.5
– Manufacturing	**779,217**	814,887	-4.4
– Transport and transport equipment	**2,005,771**	1,967,964	1.9
– Share financing	**180,586**	206,776	-12.7
– Others	**2,545,136**	2,656,110	-4.2
Individuals			
– Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	**621,380**	658,613	-5.7
– Loans for the purchase of other residential properties	**9,675,115**	9,544,144	1.4
– Credit card advances	**257,838**	310,711	-17.0
– Others	**2,432,133**	2,767,306	-12.1
Trade finance	**1,697,482**	1,670,226	1.6
Loans for use outside Hong Kong			
– Macau	**3,612,422**	3,533,947	2.2
– Others	**2,339,314**	2,182,870	7.2
	34,141,555	34,417,300	-0.8

(5) **Advances to customers, non-performing loans and overdue advances – by geographical area**

The geographical information has been classified by the location of the counterparties after taking into account any risk transfer. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

	30th June, 2003		
	Total advances to customers	Non-performing loans	Advances overdue for over three months
Hong Kong	**28,859,270**	**901,185**	**725,692**
Macau	**3,765,392**	**232,443**	**218,953**
People's Republic of China	**504,402**	**8,935**	**–**
Others	**1,012,491**	**2,020**	**2,020**
	34,141,555	**1,144,583**	**946,665**

	31st December, 2002		
	Total advances to customers	Non-performing loans	Advances overdue for over three months
Hong Kong	29,295,688	782,028	487,981
Macau	3,654,356	135,726	227,861
People's Republic of China	481,998	3,659	2,020
Others	985,258	1,372	1,372
	34,417,300	922,785	719,234

(6) **Overdue and rescheduled advances**

	30th June, 2003		31st December, 2002	
	Amount	% of total advances	Amount	% of total advances
Gross advances to customers which have been overdue for				
6 months or less but over 3 months	**442,993**	**1.30**	192,245	0.56
1 year or less but over 6 months	**196,167**	**0.57**	293,415	0.85
Over 1 year	**307,505**	**0.90**	233,574	0.68
	946,665	**2.77**	719,234	2.09
Amount of collateral held	**714,209**		796,416	
Secured balance	**672,243**		542,165	
Unsecured balance	**274,422**		177,069	
Specific provisions	**225,269**		167,168	
Rescheduled advances	**106,329**	**0.31**	316,455	0.92

There were no advances overdue for over 3 months and rescheduled advances to banks and other financial institutions on 30th June, 2003 and 31st December, 2002.

(7) **Other overdue assets**

	30th June, 2003		31st December, 2002	
	Debt securities	Trade bills	Debt securities	Trade bills
Other assets which have been overdue for				
6 months or less but over 3 months	**32,168**	**–**	–	2,328
1 year or less but over 6 months	**–**	**1,464**	–	668
Over 1 year	**–**	**1,569**	–	1,569
	32,168	**3,033**	–	4,565

3

	30th June, 2003	31st December, 2002
Gross advances to customers and rescheduled loans which have been overdue for over three months:		
Gross advances to customers which have been overdue for over three months	946,665	719,234
Rescheduled advances	106,329	316,455
	1,052,994	1,035,689
Less: Loans overdue over 3 months and on which interest is still being accrued	(90,979)	(231,630)
Add: Loans overdue for 3 months or less and on which interest is being placed in suspense or on which interest accrual has ceased	182,568	118,726
Total non-performing loans	1,144,583	922,785

(9) Repossessed assets

	30th June, 2003	31st December, 2002
Repossessed assets included in advances to customers	220,093	295,164

(10) Cross-border claims

The information concerning cross-border claims has been classified by the location of the counterparties after taking into account any risk transfer. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

	30th June, 2003			
	Banks and other financial institutions	Public sector entities	Others	Total
Macau	480,434	–	3,780,515	4,260,949
People's Republic of China	916,035	3,720	495,218	1,414,973
Other Asia Pacific	3,036,047	–	1,197,108	4,233,155
United States	1,432,177	714,440	991,218	3,137,835
Other North and South American countries	1,043,550	–	44,322	1,087,872
Middle East and Africa	5,853	–	–	5,853
Germany	3,193,556	–	–	3,193,556
United Kingdom	2,872,534	–	121,424	2,993,958
Other European countries	4,813,990	–	550,635	5,364,625
	17,794,176	718,160	7,180,440	25,692,776

	31st December, 2002			
	Banks and other financial institutions	Public sector entities	Others	Total
Macau	335,636	–	3,671,409	4,007,045
People's Republic of China	515,187	19,899	539,389	1,074,475
Other Asia Pacific	3,075,500	–	739,043	3,814,543
United States	1,153,954	511,276	406,369	2,071,599
Other North and South American countries	1,513,776	–	72,752	1,586,528
Middle East and Africa	3,028	–	921	3,949
Germany	3,113,626	–	–	3,113,626
United Kingdom	2,477,894	–	117,643	2,595,537
Other European countries	4,327,862	–	510,331	4,838,193
	16,516,463	531,175	6,057,857	23,105,495

(11) Currency risks

The net positions or net structural positions in foreign currencies are disclosed when each currency constitutes 10% or more of the respective total net position or total net structural position in all foreign currencies.

	30th June, 2003		31st December, 2002	
In millions of HK$ equivalent	US$	Total	US$	Total
Spot assets	14,905	24,347	13,158	21,212
Spot liabilities	(13,134)	(22,463)	(11,855)	(19,903)
Forward purchases	3,331	3,975	4,487	5,029
Forward sales	(3,794)	(4,451)	(5,619)	(6,094)
Net option position	(780)	(780)	–	–
Net long positions	528	628	171	244

	30th June, 2003			31st December, 2002		
In millions of HK$ equivalent	Macau Patacas	US$	Total	Macau Patacas	US$	Total
Net structural positions	419	136	555	424	136	560

(12) Reserves

	30th June, 2003	31st December, 2002 (restated)
Share premium	332,088	330,677
Capital reserve	215,909	215,909
General reserve	2,092,188	2,100,201
Bank premises revaluation reserve	268,580	273,073
Investment revaluation reserve	38,381	(35)
Capital redemption reserve	769	769
Unappropriated profits	3,075,301	3,123,686
Total reserves	6,023,216	6,044,280

(13) Off-balance sheet exposures

(a) Contingent liabilities and commitments

The following is a summary of the contractual amounts of each significant class of contingent liabilities and commitments:

	30th June, 2003	31st December, 2002
Direct credit substitutes	892,860	847,709
Transaction-related contingencies	80,852	42,760
Trade-related contingencies	1,170,848	981,949
Other commitments	6,057,533	6,593,239
Others	556,510	30,779
	8,758,603	8,496,436

(b) Derivatives

Derivatives refer to financial contracts whose value depends on the value of one or more underlying assets or indices.

The following table is a summary of the notional amounts of each significant type of derivatives.

	30th June, 2003	31st December, 2002
Exchange rate contracts	10,158,677	10,675,227
Interest rate contracts	11,735,632	11,328,583
	21,894,309	22,003,810

The replacement costs and credit risk weighted amounts of the above off-balance sheet exposures are as follows. These amounts do not take into account of the effects of bilateral netting arrangements.

	30th June, 2003		31st December, 2002	
	Replacement cost	Credit risk weighted amount	Replacement cost	Credit risk weighted amount
Contingent liabilities and commitments	N/A	1,230,871	N/A	1,069,415
Exchange rate contracts	18,267	27,320	32,780	45,634
Interest rate contracts	109,259	26,298	113,276	26,229
	127,526	1,284,489	146,056	1,141,278

(14) Capital adequacy and liquidity ratios

(a) Capital adequacy ratio

	30th June, 2003	31st December, 2002 (restated)
Core Capital		
Paid up ordinary share capital	293,561	293,459
Share Premium	332,088	330,677
Reserves	4,966,549	4,816,787
Others	304,056	149,911
	5,896,254	5,590,834
Eligible supplementary capital		
Reserves on revaluation of land and interests in land	188,019	191,164
Unrealised gain/(loss) on revaluation of non-trading securities	25,368	(1,828)
General provisions for doubtful debts	344,512	351,065
	557,899	540,401
Total capital base before deductions	6,454,153	6,131,235
Deductions from total capital base	(199,439)	(199,135)
Total capital base after deductions	6,254,714	5,932,100
Unadjusted and adjusted capital adequacy ratio	17.0%	16.5%

The unadjusted capital adequacy ratio is computed on a consolidated basis covering the Bank and certain of its financial subsidiaries as specified by the Hong Kong Monetary Authority for its regulatory supervision purposes, and is in accordance with the Third Schedule to the Hong Kong Banking Ordinance.

The adjusted capital adequacy ratio incorporating market risk is computed on the same consolidated basis, and is in accordance with the module on "Maintenance of Adequate Capital Against Market Risks" under Supervisory Policy Manual issued by the HKMA.

(b) Average liquidity ratio for the period

	30th June, 2003	30th June, 2002
Average liquidity ratio for the first six months ended	49.2%	39.4%

The average liquidity ratio for the period includes the liquidity positions of all overseas branches, Hong Kong offices and financial subsidiaries in its calculation, which is the basis of computation agreed with the HKMA, and has been computed in accordance with the Fourth Schedule to the Hong Kong Banking Ordinance.

REVIEW AND PROSPECTS

The Hong Kong economy showed strong growth and momentum at the beginning of the year but the situation deteriorated rapidly with the outbreak of SARS in March. This resulted in drastic reductions in revenues from inbound tourism and consumer spending. For the first quarter of the year, Hong Kong's GDP recorded 4.5 percent growth in real terms, mainly as a result of strong export growth.

The SARS outbreak exacerbated Hong Kong's unemployment situation, which climbed to a record high of 8.6 percent according to the Government's latest figures. This was especially felt in the construction, tourism and restaurant sectors. In light of the high unemployment and deteriorating business conditions, the deflationary spiral deepened and the property market continued to worsen.

Against this background, the banking industry continued to suffer from weak loan demand and excess liquidity. In this increasingly difficult market, expanding the fee income base and exploring new opportunities in the Mainland remained the ongoing key initiatives for Wing Hang.

Increasing competition in the banking sector has also accelerated the pace of consolidation. Fulfilling our stated desire to capitalize on suitable opportunities, the Bank has reached an agreement with Mizuho Corporate Bank earlier this month for the acquisition of the entire issued share capital of Chekiang First Bank (CFB) for a total consideration of HK$4.80 billion, representing 1.22 times the audited book value of CFB as at 31st December, 2002.

The acquisition, which is subject to regulatory and shareholders' approval, is a significant strategic step forward for Wing Hang and demonstrates our commitment and confidence in Hong Kong's financial services sector. With combined assets of HK$85 billion, the acquisition will make Wing Hang the fourth largest local bank listed in Hong Kong and we will be able to serve a more diverse customer base with a much larger operating platform.

For the first six months of 2003, profits attributable to shareholders amounted to HK$369.3 million almost unchanged when compared with the same period last year but an increase of 23.3% over the second half of last year. Earnings per share remained unchanged at HK$1.26. The Board has recommended an interim dividend of HK$0.37 per share, the same level as last year.

The Group's total operating income increased by 2.1 percent to HK$933.0 million. Net interest income also increased 1.2 percent to HK$740.6 million due to an increase in treasury interest income. Net interest margins fell from 2.66 percent to 2.54 percent as a result of continuous pricing pressure on mortgages. This was partly compensated by increased contribution from treasury activities.

Non-interest income rose 6.1% to HK$192.3 million due to increases in foreign exchange income, insurance, share brokerage and debt securities trading income. Partially offsetting this increase was a decline in bills and loans commissions as well as credit card income.

The Group continued with its cost-containment programme during the period and was therefore able to maintain operating expenses at the same level as last year. The Group's cost to income ratio remained constant at 32.0 percent.

Total loans outstanding decreased by 0.8 percent to HK$34.14 billion due to decreases in credit card receivables, domestic loans to individuals and other corporates. This was compensated by a marked increase in loans for use in China as well as in the Bank's Macau operations.

In consumer lending, Wing Hang Credit continued to offer innovative programmes to attract customers, including a "Half Interest Rate" refinancing scheme in which customers who transfer their personal loan and credit card outstanding from their existing lenders to Wing Hang will only be required to pay 50 percent of their prevailing interest rates. The company also offered special initiatives to assist SARS affected businesses as well as individuals who have contributed to the fight against the disease. The Bank has slowed down the growth of its credit card business for the past 18 months and the credit card receivable for the first half year of 2003 declined by 17.0% to HK$258 million. The charge-off for credit cards for the first half year of 2003 stood at 9.8% compared with 14.2% of the same period last year.

To broaden our income base, the Bank continued to stress diversified wealth management products. The total amount of investment instruments sold through the Bank during the period, including bonds, mutual funds and callable CDs, exceeded HK$1 billion.

Total deposits and customer deposits both registered 5% increases to HK$52.64 billion and HK$47.55 billion respectively. During the period under review, the Bank launched retail-structured Certificates of Deposits totaling HK$640 million, which were well received by the market.

In Macau, Banco Weng Hang continued to out-perform the local banking sector. Profits increased by 3.7 percent to 64.6 million Macau patacas, with steady growth in loans and deposits. Net interest income increased slightly by 2.3 percent while fee income increased by 1.5 percent.

The Group's capital adequacy ratio and average liquidity ratio stood at 17.0 percent and 49.2 percent respectively. Our loan to deposit ratio dropped slightly to 64.9 percent from weak loan demand and deflation in Hong Kong.

For the period under review, the level of non-performing loans increased to HK$1.14 billion, or 3.35 percent of total loans due to a weak economy and a sluggish property market. This made it difficult for the Bank to liquidate its property collateral. Charge for bad and doubtful loans decreased 3.6 percent to HK$212.0 million due to improvements in consumer lending.

Looking ahead, the overall economy is expected to remain challenging in the second half of the year and the economic recovery is dependent upon both the external and domestic fronts.

The economy will continue to be export driven and subject to global uncertainties that will influence demand in major markets.

Domestically, the SARS outbreak has had a severe short-term negative impact on certain sectors, particularly construction, tourism and retail, but these pressures have begun to ease. However, deflation is likely to persist, consumer demand will remain sluggish, the rate of unemployment will continue to be high and property prices weak.

The pace of growth for the economy in 2003 depends to a great extent on how rapidly visitors come back and on whether growth in the merchandise trade and offshore trade sectors can be sustained.

Against the woes of a weak economy, the signing of the Closer Economic Partnership Agreement (CEPA) in June was a shot in the arm for Hong Kong's economic development. More recently, the Mainland Government has considered allowing Hong Kong banks to offer personal Renminbi services to Hong Kong residents.

CEPA and the extension of Renminbi services to local banks will be encouraging developments for Hong Kong's banking industry and the economy as a whole but their impact would take some time to filter through.

To capitalize on the CEPA development and Hong Kong's closer integration with China, we will gear ourselves towards a greater level of involvement in the China, in particular, the Pearl Delta Region and expand our commercial lending business to Hong Kong's investors. In this regard, we plan to upgrade our Shanghai representative office to a branch in 2004 to complement our branch in Shenzhen and representative office in Guanzhou.

In Hong Kong, we will continue to broaden our fee income businesses and expand our consumer lending activities as we are now in a better position to evaluate the credit standing of individual borrowers through the central credit bureau.

With a larger operating platform and customer base that will result from the acquisition of CFB, our competitive position will be greatly enhanced. We believe that significant value will be created from synergies achieved through integrating the two businesses and capitalizing on CFB's liquid balance sheet for increased revenue opportunities.

With a recovering economy in Hong Kong and greater opportunities available in the Mainland, we are cautiously optimistic about the performance of the Bank in the second half of the year.

INTERIM DIVIDEND

The Directors are pleased to declare an interim dividend of HK$0.37 per share, to be paid on Monday, 15th September, 2003 to shareholders whose names are on the Register of Members on 4th September, 2003.

CLOSING OF REGISTER OF MEMBERS

The Register of Members of the Bank will be closed from Monday, 1st September, 2003 to Thursday, 4th September, 2003 both days inclusive, during which period no transfer of shares can be registered. In order to qualify for the above dividend, all transfers accompanied by the relevant share certificates must be lodged with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on Friday, 29th August, 2003.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Bank has complied throughout the period with the Code of Best Practice as set out in the Listing Rules of The Stock Exchange of Hong Kong Limited, except that a specified term was not fixed for the appointment of Non-executive Directors.

PURCHASE, SALE OR REDEMPTION OF SHARES

There were no purchases, sales or redemptions by the Bank, or any of its subsidiaries, of the Bank's shares during the six months ended 30th June, 2003.

STATUTORY ACCOUNTS

The financial information in this interim results is unaudited and does not constitute statutory accounts.

By Order of the Board
Patrick Y B Fung
Chairman and Chief Executive

Hong Kong, 14th August, 2003

Remarks: A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of Listing Rules will be subsequently published on the Stock Exchange's website in due course.

#12g3-2(b)

03 AUG ... 7:21



WING HANG BANK, LIMITED

(Incorporated in Hong Kong with limited liability)

ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL OF CHEKIANG FIRST BANK LIMITED

MAJOR TRANSACTION

The Company entered into a Share Purchase Agreement on 31 July 2003 with Mizuho Corporate Bank, Ltd. (*Mizuho*) whereby Mizuho, an independent third party, not connected with any of the directors, chief executive or substantial shareholder of the Company or of any of its subsidiaries or associates (as such terms are defined in the Listing Rules), has agreed to sell, and the Company has agreed to acquire, the entire issued share capital of Chekiang First Bank Limited (*CFB*) for a consideration of HK$4,800 million. CFB is a licensed bank in Hong Kong.

The Acquisition constitutes a major transaction for the Company under the Listing Rules and is subject to the approval of shareholders. A circular containing further information on the Acquisition will be sent to shareholders as soon as practicable.

The Company's shares were suspended from trading on the Stock Exchange at 9:39 a.m. on 1 August 2003 pending the release of this announcement. Application has been made to the Stock Exchange for the resumption of trading in the shares of the Company from 9:30 a.m. on 4 August 2003.

The Share Purchase Agreement

Date: 31 July 2003

Parties: Vendor: Mizuho
Purchaser: The Company

Assets to be acquired

Mizuho has agreed to sell, and the Company has agreed to acquire, the entire issued share capital of CFB. Each of Mizuho and its ultimate controlling shareholder is an independent third party not connected with any of the directors, chief executive or substantial shareholder of the Company or of any of its subsidiaries or associates (as such terms are defined in the Listing Rules).

Consideration

The purchase price for CFB is HK$4,800 million which will be satisfied as to part through the payment by CFB to Mizuho of a cash dividend just prior to Completion and as to the remainder by the payment of cash on Completion. The consideration was determined after arm's length negotiations and represents approximately 1.22 times the published audited consolidated net asset value of CFB as at 31 December 2002 of HK$3,940.6 million. The cash portion of the consideration will be satisfied in part from the Company's internal resources, and in part from the proceeds of an issue by the Company of subordinated debt.

Completion

Completion of the Acquisition is conditional, amongst other things, on the following principal conditions being met:

(a) the Company and any holding company or other controller of the Company having been approved, or not objected to within the relevant period, by the HKMA as a majority shareholder controller (as defined in the Banking Ordinance, Chapter 155 of the Laws of Hong Kong) of each of CFB and CF Finance under Section 70 of the Banking Ordinance and the chief executive and directors of CFB and CF Finance which the Company proposes to appoint on Completion having been approved for such appointment by the HKMA under Section 71 of the Banking Ordinance;

(b) the Company and any holding company or other controller of the Company having been approved by the SFC as a substantial shareholder (as defined in the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong) of each of:

(i) CFB;

(ii) Chekiang First Securities; and

(iii) Honfirst Investment,

as contemplated by the Share Purchase Agreement;

(c) the Company and any holding company or other controller of the Company having been approved, or not objected to within the relevant period, by the Insurance Authority of Hong Kong as a controller (as defined in the Insurance Companies Ordinance, Chapter 41 of the Laws of Hong Kong) of Hong Kong Life, as contemplated by the Share Purchase Agreement;

(d) the change of control (as such expression is defined in Rule 317 of the Rules of the Stock Exchange) of Chekiang First Securities, as contemplated by the Share Purchase Agreement, having been approved by the Stock Exchange;

(e) the change of control (as such expression is defined in the rules, regulations and procedures of the HKFE) of Honfirst Investment, as contemplated by the Share Purchase Agreement, having been approved by the HKFE;

(f) Mizuho having made the necessary notification in Luxembourg that it will cease to be a material indirect shareholder of Chekiang Luxembourg from Completion; and

(g) the Company having made the necessary notification in Luxembourg that it will become a material indirect shareholder of Chekiang Luxembourg from Completion and having been approved by the relevant Luxembourg authorities as a material indirect shareholder of Chekiang Luxembourg; and

(h) the Acquisition having been approved by a simple majority of the Company's shareholders either in general meeting or by written approval in accordance with the relevant requirements of Chapter 14 of the Listing Rules.

Completion of the Share Purchase Agreement is expected to occur by no later than the fifth business day following the fulfilment or waiver (as the case may be) of the conditions referred to above.

If the conditions precedent referred to above are not fulfilled (or waived) by 22 September 2003, the Share Purchase Agreement shall, save as otherwise provided in the Share Purchase Agreement, lapse and neither party shall have any claim against the other party, save for any rights and liabilities accrued prior to termination.

Information on CFB

The principal business activities of CFB and its subsidiaries comprise banking and related financial services which are provided through a network of branches in Hong Kong, as well as through affiliates in Luxembourg and the United States of America.

CFB is a Hong Kong licensed bank with consolidated total assets of HK$27,757.4 million as at 31 December 2002. It currently operates 17 branches in Hong Kong, an agency office in San Francisco, a wholly-owned subsidiary in Luxembourg, and one representative office in Shanghai, and provides a wide range of banking, financial and related services to corporate and individual customers.

Consolidated net profit before tax of CFB amounted to HK$251.7 million and HK$260.6 million for the years ended 31 December 2002 and 2001, respectively. Consolidated net profit after tax amounted to HK$207.2 million and HK$221.0 million for the years ended 31 December 2002 and 2001, respectively. The consolidated net tangible asset value of CFB was HK$3,940.6 million and HK$3,864.0 million as at 31 December 2002 and 2001, respectively. The financial information as at, and for the year ended, 31 December 2001 contained in this paragraph has been restated to reflect the adoption of Statements of Standard Accounting Practice ("SSAP") SSAP 11 and SSAP 34 in relation to foreign currency translation and employee benefits.

Information on the Company

The principal business activities of the Company and its subsidiaries are corporate banking, retail banking, foreign exchange and treasury services.

The Company is a Hong Kong licensed bank with consolidated total assets of HK$57,108.2 million as at 31 December 2002. It currently operates 27 retail branches in Hong Kong, 11 retail branches in Macau through its wholly-owned subsidiary, Banco Weng Hang, S.A., one branch office in Shenzhen and a representative office in each of Guangzhou and Shanghai, and provides a wide range of banking, financial and related services to corporate and individual customers.

Consolidated net profit before tax of the Company amounted to HK$781.4 million and HK$889.2 million for the years ended 31 December 2002 and 2001, respectively. Consolidated net profit after tax amounted to HK$680.7 million and HK$779.0 million for the years ended 31 December 2002 and 2001, respectively. The consolidated net tangible asset value of the Company was HK$6,354.8 million and HK$6,030.0 million as at 31 December 2002 and 2001, respectively. The financial information as at, and for the year ended, 31 December 2001 contained in this paragraph has been restated to reflect the adoption of SSAP 34 in relation to employee benefits.

Reasons for the Acquisition

The Directors believe that the acquisition of CFB represents an attractive opportunity for the Company to gain additional operational scale and to enlarge its customer and revenue base. The Company expects to be able to realise significant revenue and cost benefits from the combination of the operations of the Company and those of CFB, and to achieve a low cost of funding in the current interest rate environment. Based on the expected benefits and the expected low cost of subordinated debt financing, the Directors believe that the acquisition of CFB will enhance the Company's *prospective earnings per share and return on equity and accordingly consider* that the Acquisition is in the best interests of the Company and its shareholders.

General

The Acquisition constitutes a major transaction for the Company under the Listing Rules and is conditional upon shareholder approval. The directors of the Company are not aware of any shareholder of the Company who would be precluded from voting in respect of the transaction as a result of it having a material interest in the transaction.

Morgan Stanley Dean Witter Asia Limited is the financial adviser to the Company in connection with the Acquisition. Morgan Stanley Dean Witter Asia Limited and J.P. Morgan Securities (Asia Pacific) Ltd. have been mandated as joint managers and joint bookrunners of the Company's planned subordinated debt offering.

A circular containing further information on the Acquisition will be despatched to the shareholders as soon as practicable.

Suspension of Trading

At the request of the Company, the trading of shares of the Company on the Stock Exchange was suspended at 9:39 a.m. on 1 August 2003 pending the release of this announcement. Application has been made to the Stock Exchange for the resumption of trading in the shares of the Company from 9:30 a.m. on 4 August 2003.

Definitions

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"Acquisition"	the conditional acquisition of the entire issued share capital of CFB
"Company"	Wing Hang Bank, Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Completion"	completion of the Acquisition
"Directors"	the directors of the Company, including the independent non-executive directors of the Company
"CFB"	Chekiang First Bank Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of Mizuho Corporate Bank, Ltd.
"CF Finance"	CF Finance Company Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of CFB
"Chekiang First Securities"	Chekiang First Securities Co. Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of CFB and a Stock Exchange participant
"Chekiang Luxembourg"	Chekiang First Bank (Luxembourg) S.A., a company incorporated in Luxembourg and a wholly-owned subsidiary of CFB
"HKFE"	the Hong Kong Futures Exchange Limited
"HKMA"	the Monetary Authority appointed under Section 5A of the Exchange Fund Ordinance, Chapter 66 of the Laws of Hong Kong
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Honfirst Investment"	Honfirst Investment Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of CFB and a participant of the Hong Kong Futures Exchange
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Life"	Hong Kong Life Insurance Limited, a company incorporated in Hong Kong, approximately 16.67% of the issued share capital of which is owned by CFB
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mizuho"	Mizuho Corporate Bank, Ltd., a company incorporated in Japan
"Share Purchase Agreement"	the agreement dated 31 July 2003 entered into between the Company and Mizuho in connection with the Acquisition
"SFC"	the Securities and Futures Commission of Hong Kong
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By Order of the Board
WING HANG BANK, LIMITED
Louis C W Ho
Director and Secretary

Hong Kong, 1 August 2003

EXEMPTION FILE
#12g3-2(b)

The Standard **Tuesday, July 8, 2003**

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



WING HANG BANK, LIMITED

(incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

The Company has entered into an exclusivity agreement with Mizuho on 4 July 2003 to enable the Company to conduct further negotiations on an exclusive basis with Mizuho relating to the possible acquisition of Chekiang First Bank Limited.

SHAREHOLDERS AND PUBLIC INVESTORS ARE ADVISED TO EXERCISE CAUTION WHEN DEALING IN THE SHARES OF THE COMPANY.

Reference is made to the announcement made by Wing Hang Bank, Limited (the "Company") dated 3 July 2003 ("Announcement") in respect of the possible acquisition by the Company of Chekiang First Bank Limited from Mizuho Corporate Bank, Ltd. ("Mizuho"). Terms used herein shall have the same meaning as in the Announcement unless defined otherwise.

The board of directors of the Company is pleased to announce that the Company has entered into an exclusivity agreement with Mizuho on 4 July 2003 to enable the Company to conduct further negotiations on an exclusive basis with Mizuho relating to the possible acquisition of Chekiang First Bank Limited. If it were to take place, the acquisition of Chekiang First Bank Limited by the Company would be a major transaction, as defined in Chapter 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. However, agreement has not yet been reached as to the terms of such an acquisition and the Company wishes to emphasise that there is no certainty as to the duration of the current negotiations with Mizuho or as to whether they will result in a binding agreement. A further announcement will be made as and when appropriate.

Save as stated above, the Company confirms that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, nor are the directors aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price sensitive nature.

SHAREHOLDERS AND PUBLIC INVESTORS ARE ADVISED TO EXERCISE CAUTION WHEN DEALING IN THE SHARES OF THE COMPANY.

By order of the Board
Wing Hang Bank, Limited
Louis C W Ho
Director and Secretary

Hong Kong, 7 July 2003

The Standard 8th July, 2003

EXEMPTION FILE
#12g3-2(b)

The Standard **Friday, July 4, 2003**

The Standard
4th July, 2003

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



WING HANG BANK, LIMITED

(incorporated in Hong Kong with limited liability)

CLARIFICATION ANNOUNCEMENT

The Company would like to clarify certain press article(s) recently concerning a possible acquisition by the Company of Chekiang First Bank from Mizuho Corporate Bank Ltd. of Japan.

SHAREHOLDERS AND PUBLIC INVESTORS ARE ADVISED TO EXERCISE CAUTION WHEN DEALING IN THE SHARES OF THE COMPANY.

Wing Hang Bank, Limited (the "Company") has noted certain reports in the Hong Kong press recently concerning the possible acquisition by the Company of Chekiang First Bank from Mizuho Corporate Bank, Ltd. ("Mizuho"). This announcement is made to clarify these reports.

The board of directors (the "Board") of the Company confirms that the Company has submitted a bid to Mizuho relating to the possible acquisition of Chekiang First Bank. The acquisition would be considered a major transaction under Chapter 14 of Listing Rules if materialized. Up to the date hereof, the Company has not received any response from Mizuho Group and therefore no agreement has yet been made. There can be no assurance as to whether or when the current bid submitted by the Company might result in a binding agreement or as to the timing of any decisions. The Company therefore wishes to make it clear that the submission of the bid may or may not result in a binding agreement. Further announcement will be made as and when appropriate.

SHAREHOLDERS AND PUBLIC INVESTORS ARE ADVISED TO EXERCISE CAUTION WHEN DEALING IN THE SHARES OF THE COMPANY.

By order of the Board
Wing Hang Bank, Limited
Louis C W Ho
Director and Secretary

Hong Kong, 3rd July, 2003

Hong Kong Economic Times
4th July, 2003

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



永亨銀行有限公司

（於香港註冊成立之有限公司）

澄清聲明

就近日傳媒報導永亨入標競投由日本瑞穗集團全資擁有之浙江第一銀行，永亨現作出以下聲明。

股東及公眾投資者於進行有關永亨之股票交易時應謹慎留意。

永亨銀行（以下簡稱「永亨」）就近日有關入標競投浙江第一銀行之報導作出以下聲明。

永亨董事局確證永亨已遞交標書予日本瑞穗集團擬作競投浙江第一銀行，若此交易成功，將為上市規則第十四章之一項主要交易。永亨現時並未接獲日本瑞穗集團回覆，更未有達成任何協議。現階段暫未能確定投標結果之公佈時間，永亨欲藉此聲明有關投標有可能或不可能成為有約束性協議。進一步消息會於適當時候再作公佈。

股東及公眾投資者於進行有關永亨之股票交易時應謹慎留意。

承董事會命
永亨銀行有限公司
何志偉
董事兼秘書